                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                              MARKETWATCH.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Philip J. Hoffman
                                c/o Pearson Inc.
                     1330 Avenue of the Americas, 7th Floor
                            New York, New York 10019
                                 (212) 641-2421
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With Copies To:
                               Anne E. Gold, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                   May 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 20 Pages)

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 570619106                   13D       Page   2   of    20    Pages
---------------------------------               --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON PLC                        EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       ENGLAND & WALES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   3   OF    20    PAGES
--------------------------------                --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON OVERSEAS HOLDINGS LTD.     EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       ENGLAND & WALES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D       PAGE   4   OF     20     PAGES
---------------------------------                -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON NETHERLANDS B.V.               EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       NETHERLANDS
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   5   OF     20     PAGES
-------------------------------                 --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON AG            EIN:
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       SWITZERLAND
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D      PAGE   6   OF     20    PAGES
-----------------------------                   --------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON INC.               EIN:   51-0261654
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                    13D       PAGE   7   OF     20     PAGES
----------------------------                     -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       PEARSON LONGMAN, INC.          EIN:  13-2971110
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       NOT APPLICABLE
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              SEE ITEM 5 OF ATTACHED SCHEDULE
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      SEE ITEM 5 OF ATTACHED SCHEDULE.
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 570619106                     13D      PAGE   8   OF    20     PAGES
-------------------------------                  -------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       DATA BROADCASTING CORPORATION          EIN:  13-3668779
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       WC (SEE ITEM 3 OF ATTACHED SCHEDULE)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                          / /

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              5,636,814
       REPORTING            ----------------------------------------------------
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                           5,636,814
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,636,814
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       34.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 1 ("Amendment No. 1") to the Statement on
Schedule 13D, originally filed on April 7, 2000 (the "Original Statement", and, as so amended, the "Statement"), with respect to the common stock, par value $.01 per share ("Common Stock"), of MarketWatch.com, Inc., a Delaware corporation (the "Company"), amends and restates Items 3, 4, 6 and 7 and Schedule B. The principal executive office of the Company is 825 Battery Street, San Francisco, California 94111. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Original Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 as set forth in the Statement is amended and restated to read in its entirety as follows:

                  The total amount of funds required by DBC to acquire the Common Stock of the Company pursuant to the Stock Purchase Agreement (as described in the response to Item 4) is $43,000,000 (the "Purchase Price"). DBC obtained $28,000,000 of the Purchase Price from its working capital. The remaining $15,000,000 was borrowed by DBC from Rycade Capital Corporation, an affiliate of DBC, pursuant to a Secured Promissory Note, dated as of May 4, 2000 (the "Secured Promissory Note"), a copy of which has been filed as an exhibit hereto. The loan will bear interest at 3-month LIBOR, determined two days prior to the first day of the Interest Period (as defined in the Secured Promissory Note) reflected on the LIBO page of Reuters Monitor Money Rate System, plus 150 basis points and will have a maturity date of December 29, 2000. Pursuant to the terms of a Stock Pledge Agreement, dated as of May 4, 2000 (the "Stock Pledge Agreement"), between DBC and Rycade Capital Corporation, repayment of the Secured Promissory Note is secured by the pledge of 1,887,980 shares of Common Stock of the Company held by DBC, as well as all proceeds of the pledged shares of Common Stock. A copy of the Stock Pledge Agreement has been filed as an exhibit hereto.

                  The shares of Common Stock of the Company previously owned by DBC were received in connection with the merger of Marketwatch.com, LLC with and into the Company. Pursuant to a Contribution Agreement, dated as of October 29, 1997, among CBS Inc., a New York corporation, DBC and Marketwatch.com, LLC, as consideration for all of DBC's right, title and interest in assets relating to its online/news business, as well as $2,000,000 in cash paid in two equal installments on each of October 29, 1997 and October 29, 1998, Marketwatch.com, LLC assumed certain liabilities of DBC and DBC received a 50% membership interest in Marketwatch.com, LLC. Thereafter, on January 13, 1999, Marketwatch.com, LLC merged with and into the Company (the "Merger"). In connection with the Merger, the membership interest of DBC in Marketwatch.com, LLC was exchanged for 4,500,000 shares of Common Stock of the Company. A copy of the Contribution Agreement has been filed as an exhibit hereto.

ITEM 4.           PURPOSES OF TRANSACTIONS

                  Item 4 as set forth in the Statement is amended and restated to read in its entirety as follows:

                  On March 28, 2000, the Company, DBC and CBS Broadcasting Inc., a New York corporation ("CBS"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), a copy of which has been filed as an exhibit hereto. On May 4, 2000, pursuant to the Stock Purchase Agreement, DBC purchased 1,136,814 shares of Common Stock of the Company for the Purchase Price.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 as set forth in the Statement is amended and restated to read in its entirety as follows:

                  In connection with the Merger, a Stockholders' Agreement, dated as of January 13, 1999 (the "Stockholders' Agreement"), was entered into among Marketwatch.com, LLC, the Company, CBS and DBC (DBC and CBS, each a "Stockholder" for purposes thereof). A summary of certain provisions contained in the Stockholders' Agreement is set forth below:

                  (a) CHANGE OF CONTROL OF DBC. CBS shall have the right (but not the obligation) in its sole discretion to purchase the securities in the Company held by DBC or require that such securities be transferred to an independent trustee within 60 days after a competitor of CBS has directly or indirectly acquired beneficial ownership of more than thirty percent (30%) of the outstanding shares of the common stock, or securities representing, in the aggregate, more than thirty percent (30%) of the voting power, of DBC (or any person controlling
         DBC), or all or substantially all of DBC's assets, at a time when DBC and its affiliates shall then own in the aggregate a number of shares of Common Stock equal to at least ten percent (10%) of the outstanding shares of Common Stock on the IPO Closing Date (as defined in the Stockholders' Agreement) without the prior written consent of CBS.

                  (b) DIRECTOR NOMINATION RIGHTS. For so long as DBC continues to own a number of Voting Securities (as defined in the Stockholders' Agreement) equal to at least one percent (1%) of the outstanding Voting Securities, the Company shall provide DBC written notice at least thirty (30) days prior to any stockholder solicitation or action relating to the election of directors. After such receipt by DBC, DBC may request that the Company nominate, and the Company shall nominate, to the board of directors of the Company (i) one director, if DBC holds a number of Voting Securities greater than or equal to one percent (1%) but less than twenty percent (20%) of the Company's outstanding Voting Securities, or (ii) two directors, if DBC holds a number of Voting Securities greater than or equal to twenty percent (20%) but less than thirty percent (30%) of the Company's outstanding Voting Securities, or
         (iii) three directors, if DBC holds a number of Voting Securities greater than or equal to thirty percent (30%) of the Company's outstanding Voting Securities, with each such candidate being reasonably acceptable to the Company. If such designation is not in connection with a stockholder solicitation or action relating to the election of directors, the Company shall appoint such designee as soon as practicable upon written notice from DBC. The number of designees shall be adjusted in the event that the size of the board of directors of the Company is increased to a number greater than nine (9) members. In accordance with an increase in the size of the board of directors, Messrs. Alan J. Hirschfield, Carl Spielvogel, Stephen Hill and John C. Makinson currently are the DBC nominees serving as members of the board of directors pursuant to this provision.

                  (c) RIGHT OF FIRST REFUSAL. In the event that any Stockholder or affiliate of any Stockholder intends to transfer any securities in the Company, such Stockholder or affiliate (the "Selling Stockholder") must give written notice to the Company and other Stockholder, subject to certain exceptions as stated in the Stockholders' Agreement, stating
         (a) the Selling Stockholder's bona fide intention to transfer such securities; (b) the number of offered securities proposed to be transferred to each proposed transferee; (c) the name, address and relationship, if any, to the Selling Stockholder of each proposed transferee and (d) the bona fide cash price or, in reasonable detail, other consideration, per share for which the Selling Stockholder proposes to transfer such offered securities to each proposed transferee and the proposed time of payment and other relevant terms of the proposed sale. Certain other information shall be included in the written notice if the proposed sale is to be effected on the open market pursuant to Rule 144. The non-Selling Stockholder shall have a right to purchase any portion of the offered securities covered by the written notice unless (i) the offered securities are to be sold in a private sale to one purchaser, in which case the non-Selling Stockholder will only be permitted to exercise this right of first refusal if it purchases all of the offered securities, or (ii) the Selling Stockholder is selling the offered securities through a registered offering and the quantity of offered securities that the non-Selling Stockholder proposes to purchase would, in the good faith opinion of the managing underwriter, jeopardize the success of the offering. In such a circumstance, the non-Selling Stockholder will only be permitted to purchase either all of the offered securities or such offered securities, if any, that would not, in the good faith opinion of the managing underwriter, jeopardize the success of the offering. If the non-Selling Stockholder has not elected to purchase all or a portion, as applicable, of the offered securities pursuant to this right of first refusal, the Selling Stockholder may transfer the offered securities to the proposed transferee(s) under certain terms and conditions as stated in the Stockholders' Agreement.

                  (d) PARTICIPATION RIGHTS. Subject to certain exceptions and conditions, if from time to time, the percentage of Total Voting Power (as defined in the Stockholders' Agreement) represented by the Voting Power (as defined in the Stockholders' Agreement) of all Voting Securities then owned, directly or indirectly, by a Stockholder (the "Applicable Percentage") would be reduced as a result of any issuance of Voting Securities by the Company or could be reduced as a result of any issuance of Convertible Securities (as defined in the Stockholders' Agreement), the Company shall notify the Stockholder in writing not less than ten (10) business days prior to the proposed date of any such issuance and shall offer to sell to the Stockholder (and if such offer is accepted pursuant to the terms contained in the Stockholders' Agreement, the Company shall sell to the Stockholder) that portion of the Voting Securities or Convertible Securities to be issued which would allow such Stockholder to maintain its then current Applicable Percentage.

                  In connection with the Merger, a Registration Rights Agreement, dated as of January 13, 1999 (the "Registration Rights Agreement"), was entered into among CBS, DBC (DBC and CBS, each a "Stockholder" for purposes thereof) and the Company. A summary of certain provisions contained in the Registration Rights Agreement is set forth below:

                  (a) DEMAND REGISTRATION. If the Company shall receive at any time after 180 days following the effective date of the registration statement for the Company's initial public offering, a written request from a Stockholder that the Company file a registration statement under the Securities Act of 1933 covering the registration of Registrable Securities (as defined in the Registration Rights Agreement) with a reasonably anticipated aggregate price to the public of at least three million dollars ($3,000,000), then the Company shall effect, as soon as practicable, and in any event use its best efforts to effect within sixty (60) days of such request, registration of all Registrable Securities which the initiating Stockholder requests to be registered and included in such registration, subject to limitations as stated in the Registration Rights Agreement. With the approval of the Company, which approval shall not be unreasonably withheld, the initiating Stockholder may distribute the Registrable Securities by means of an underwriting, but priority will be given to the initiating Stockholder if the underwriter determines that market factors require a limitation on the number of shares to be sold. The Company is obligated to effect only two (2) such registrations for each Stockholder; HOWEVER, the Company shall not be deemed to have effected such registration unless a registration statement in respect thereof shall have been declared effective by the Securities and Exchange Commission and remains effective for 120 days or such earlier time until all Registrable Securities registered under such registration statement have been sold (or withdrawn from such registration at the request of the initiating Stockholder). The initiating Stockholder may withdraw the request for registration at any time prior to the effective date of the registration statement related to such registration, subject to certain terms as stated in the Registration Rights Agreement.

                  (b) PIGGYBACK REGISTRATIONS. Subject to certain exceptions, if the Company proposes to register any of its securities in connection with the public offering of such securities, the Company must provide all holders of Registrable Securities with written notice thereof at least thirty (30) days prior to filing any registration statement. Upon the written request of any such holder given within twenty (20) days after the receipt of such notice, the Company shall afford such holder the opportunity to include in such registration statement all or any part of the Registrable Securities then held by such holder; PROVIDED, HOWEVER, that if the registration statement in connection with the public offering is to be underwritten, the shares which the Company proposes to sell will be given priority in the event that the underwriter determines that market factors require a limitation on the number of shares to be sold.

                  (c) FORM S-3 REGISTRATION. Subject to certain exceptions, at any time, if a Stockholder requests that the Company effect a registration on Form S-3, the Company must file and use its best efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Stockholder's or its affiliates' Registrable Securities as are specified in such request. The requesting Stockholder may withdraw the request for registration at any time prior to the effective date of the registration statement related to such registration, subject to certain terms as stated in the Registration Rights Agreement.

                  (d) PAYMENT OF EXPENSES. All expenses incurred in connection with a registration pursuant to exercise of the foregoing rights, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling holders to be selected by the Selling Stockholder(s) (but excluding underwriters' discounts and commissions), shall be borne by the Company. Each holder participating in a registration pursuant to the Registration Rights Agreement shall bear such holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering.

                  In connection with the formation of Marketwatch.com, LLC, DBC agreed to loan Marketwatch.com, LLC, until October 2000, up to $5,000,000 at an annual interest rate equal to The Chase Manhattan National Bank's prime rate plus two percent (2%). On January 13, 1999, a Revolving Credit Agreement (the "Credit Agreement"), was entered into between DBC and the Company in order to evidence DBC's prior loan obligation. Under the Credit Agreement, DBC agreed to loan the Company up to $5,000,000 through October 2000. The loan is unsecured and bears interest at a rate equal to The Chase Manhattan National Bank's prime rate plus two percent (2%) per annum and matures on October 29, 2000. The previous borrowings by the Company from DBC were included as indebtedness outstanding under the Credit Agreement. Pursuant to the Credit Agreement, a Revolving Promissory Note was issued by the Company to DBC.

                  See the response to Item 3 regarding the Secured Promissory Note and the Stock Pledge Agreement.

                  See the response to Item 4 regarding the Stock Purchase Agreement.

                  Except for the agreements described in the responses to Items 3 and 4 and this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

                  A copy of the each of the Contribution Agreement, the Stock Purchase Agreement, the Stockholders' Agreement, the Registration Rights Agreement, the Revolving Credit Agreement and the Revolving Promissory Note, the Secured Promissory Note and the Stock Pledge Agreement have been filed as exhibits hereto and are incorporated herein by reference. The foregoing descriptions of the Secured Promissory Note, the Stock Pledge Agreement and the Contribution Agreement in the response to Item 3, the Stock Purchase Agreement in the response to Item 4 and the Stockholders' Agreement, the Registration Rights Agreement, the Revolving Credit Agreement and the Revolving Promissory
Note in this response to Item 6 are qualified in their entirety by reference to such agreements.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Contribution Agreement, dated as of October 29, 1997, among CBS Inc., Data Broadcasting Corporation and Marketwatch.com, LLC.*

         Exhibit B: Stock Purchase Agreement, dated as of March 28, 2000, among MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting
Inc.*

         Exhibit C: Stockholders' Agreement, dated as of January 13, 1999, among Marketwatch.com, LLC, MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting Inc.*

         Exhibit D: Registration Rights Agreement, dated as of January 13, 1999, among MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting Inc.*

         Exhibit E: Revolving Credit Agreement, dated as of January 13, 1999, between Data Broadcasting Corporation and MarketWatch.com, Inc., together with Revolving Promissory Note, dated as of January 13, 1999, issued by MarketWatch.com, Inc. in favor of Data Broadcasting Corporation.*

         Exhibit F: Secured Promissory Note, dated as of May 4, 2000, issued by Data Broadcasting Corporation in favor of Rycade Capital Corporation.

         Exhibit G: Stock Pledge Agreement, dated as of May 4, 2000, between Data Broadcasting Corporation and Rycade Capital Corporation.


-----------------
*Previously Filed

                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 15, 2000

                                           Pearson plc


                                           By:   /s/ Julia Casson
                                              --------------------------------
                                              Name:  Julia Casson
                                              Title: Company Secretary


                                           Pearson Overseas Holdings Ltd.


                                           By:   /s/ D. H. Colville
                                              --------------------------------
                                              Name:  D. H. Colville
                                              Title: Director


                                           Pearson Netherlands B.V.


                                           By:   /s/ D. H. Colville
                                              --------------------------------
                                              Name:  D. H. Colville
                                              Title: Director


                                           Pearson AG


                                           By:   /s/ Peter Gill
                                              --------------------------------
                                              Name:  Peter Gill
                                              Title: Director


                                           Pearson Inc.


                                           By:   /s/ Philip Hoffman
                                              --------------------------------
                                              Name:  Philip Hoffman
                                              Title: President

                                         Pearson Longman, Inc.


                                         By:   /s/ William Lincoln
                                            --------------------------------
                                            Name:  William Lincoln
                                            Title: President


                                         Data Broadcasting Corporation


                                         By:   /s/ Steven G. Crane
                                            --------------------------------
                                            Name:  Steven G. Crane
                                            Title: Executive Vice President
                                                   and Chief Executive Officer


                                                                                                                         SCHEDULE B

                                                           PEARSON PLC


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
Lord Stevenson               Chairman                         Director/Cloaca Maxima, 2nd Floor, 68 Pall Mall, London SW1Y SES

Marjorie M. Scardino         Chief Executive                  Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

David C. M. Bell             Executive Director               Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

John C. Makinson             Finance Director                 Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Lord Burns                   Non-Executive Director           Member of House of Lords/13 North Avenue, London W13 8AP

Gill M. Lewis                Non-Executive Director           Managing Partner/Heidrick & Struggles, 100 Picaddilly, London W1V
                                                              9FN

Reuben Mark                  Non-Executive Director           Chairman and Chief Executive Officer/Colgate-Palmolive Co, 300 Park
                                                              Avenue, New York, NY 10022-7499

Vernon L. Sankey             Non-Executive Director           Director/67 Alma Road, Windsor, Berkshire SL4 3HD

Julia M. Casson              Secretary                        Secretary/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Rana Talwar                  Non-Executive Director           Director/Standard Chartered Bank PLC, 1 Aldermanbury Square,
                                                              London EC2V 7SB


                                                  PEARSON OVERSEAS HOLDINGS LTD.


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
David H. Colville            Director                         Chartered Accountant/Pearson plc, 3 Burlington Gardens, London W1X
                                                              1LE

John C. Makinson             Director                         Finance Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE


Peter R. Gill                Director                         Director, Financial Operations/Pearson plc, 3 Burlington Gardens,
                                                              London W1X 1LE

Stephen Jones                Secretary                        Assistant Secretary/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Marjorie M. Scardino         Director                         Director/Pearson plc, 3 Burlington Gardens, London W1X 1LE

Alan C. Miller               Director                         Accountant/Pearson plc, 3 Burlington Gardens, London W1X 1LE



                                                        PEARSON NETHERLANDS B.V.


Name                                   Position               Principal Occupation/Business Address
-------------------------------------- ---------------------  ----------------------------------------------------------------------
George F. Nicolai                      Director               Director/MeesPierson Trust, Aert van Nesstraat 45, P.O. Box 548, 3000
                                                              AM  Rotterdam

Jan Francis van der Drift              Director               Businessman/Leeteinde 20-22, 1151 AK Broek in Waterland, Holland

Matthieu van Sint Truiden              Director               Attorney/Nauta Dutilh, Postbus 7113, 1007 JC Amsterdam

David H. Colville                      Director               Group Tax Director/Pearson plc, 3 Burlington Gardens, London W1X
                                                              1LE


                                                           PEARSON AG


Name                                   Position               Principal Occupation/Business Address
-------------------------------------- ---------------------  ----------------------------------------------------------------------
Peter R. Gill                          Chairman               Director, Financial Operations/Pearson plc, 3 Burlington Gardens,
                                                              London W1X 1LE

Josef Grand                            Vice-Chairman          Certified Public Accountant, Bundtacherstrasse 35, 8127 Forch,
                                                              Switzerland

Martin Frey                            Member                 Attorney/Baker & McKenzie, Zollikerstrasse 225, Postfach 57, 8034
                                                              Zurich

Philip J. Hoffman                      Member                 President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New
                                                              York, NY 10019



                                                           PEARSON INC.


Name                         Position                               Principal Occupation/Business Address
---------------------------- -------------------------------------- ----------------------------------------------------------------
Philip J. Hoffman            Director, President                    President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor,
                                                                    New York, NY 10019

Randall Keller               Director, Executive Vice President     Head of Human Resource Dept./Pearson Inc., 1330 Avenue of the
                             - Human Resources                      Americas, 7th Floor, New York, NY 10019

John C. Makinson             Director                               Finance Director/Pearson plc, 3 Burlington Gardens, London
                                                                    W1X 1LE

Thomas Wharton               Director, Vice President of            Vice President of Taxation/Pearson Inc., 1330 Avenue of the
                             Taxation, Secretary                    Americas, 7th Floor, New York, NY 10019

Mike Fortini                 Vice President                         Vice President of Finance/Pearson Inc., 1330 Avenue of the
                                                                    Americas, 7th Floor, New York, NY 10019

Shaheda Sayed                Assistant Secretary                    Director of Taxation/Pearson Inc., 1330 Avenue of the Americas,
                                                                    7th Floor, New York, NY 10019

Ken Lockhart                 Vice President of Real Estate          Vice President of Real Estate/Pearson Inc., 1330 Avenue of the
                                                                    Americas, 7th Floor, New York, NY 10019

Dick Koplitz                 Vice President of Global               Vice President of Global Purchasing/Pearson Inc., 1330 Avenue
                             Purchasing                             of the Americas, 7th Floor, New York, NY 10019

Susan Costomiris             Controller                             Controller/Pearson Inc., 1330 Avenue of the Americas, 7th Floor,
                                                                    New York, NY 10019

                                                       PEARSON LONGMAN, INC.


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
William Lincoln              President                        Vice President of Operations/Pearson Television North America,
                                                              2700 Colorado Ave., Suite 450, Santa Monica, CA 90404

Mark Nieker                  Treasurer                        President/Headland Digital Media, Inc.,
                                                              444 Spear Street,  San Francisco, CA 94105

William Cowan                Assistant Secretary              Attorney/Cowan & Minetz,
                                                              180 N. LaSalle St., Suite 1922, Chicago, IL 60601



                                                   DATA BROADCASTING CORPORATION


Name                         Position                         Principal Occupation/Business Address
---------------------------- -------------------------------  ----------------------------------------------------------------------
Stephen Hill                 Director and Chairman            Chief Executive Officer/The Financial Times Group, 1 Southwark
                                                              Bridge, London SE1 9HL

Robert Berkley               Director                         Executive Vice President and Chief Information Officer/Pearson
                                                              Technology Centre, 200 Old Tappan Road, Old Tappan, NJ 07675

Stuart J. Clark              Director, President and          President and Chief Executive Officer/Data Broadcasting Corporation,
                             Chief Executive Officer          22 Crosby Drive, Bedford, MA 01730

John Fallon                  Director                         Communications Director/Pearson plc, 3 Burlington Gardens, London
                                                              W1X 1LE

Dr. Donald P. Greenberg      Director                         Professor/Cornell University, 109 Highgate Place, Ithaca, NY 14850

Alan J. Hirschfield          Director                         Vice Chairman/J NET Enterprises, Inc., 3490 Clubhouse Drive, I-2
                                                              Wilson, WY  83014

Philip J. Hoffman            Director                         President/Pearson Inc., 1330 Avenue of the Americas, New York, NY
                                                              10019

John C. Makinson             Director                         Group Finance Director/Pearson plc, 3 Burlington Gardens, London
                                                              W1X 1LE

Carl Spielvogel              Director                         President/Carl Spielvogel Associates, Inc., 1330 Avenue of the
                                                              Americas, New York, NY 10019

Allan R. Tessler             Director                         Chief Executive Officer/J NET Enterprises, Inc., 3490 Clubhouse Drive,
                                                              I-2 Wilson, WY  83014

Steven G. Crane              Executive Vice President         Executive Vice President and Chief Financial Officer/Data Broadcasting
                             and Chief Financial Officer      Corporation, 498 Seventh Avenue, 19th Floor, New York, NY 10018

Andrea H. Loew               Vice President, General          Vice President, General Counsel and Secretary/ Data Broadcasting
                             Counsel and Secretary            Corporation, 22 Crosby Drive, Bedford, MA 01730

John King                    Chief Operating Officer          Interactive Data Corporation/ 22 Crosby Drive, Bedford, MA 01730


                                  EXHIBIT INDEX

         The following materials are filed as Exhibits to this Statement:

         Exhibit A: Contribution Agreement, dated as of October 29, 1997, among CBS Inc., Data Broadcasting Corporation and Marketwatch.com, LLC.*

         Exhibit B: Stock Purchase Agreement, dated as of March 28, 2000, among MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting Inc.*

         Exhibit C: Stockholders' Agreement, dated as of January 13, 1999, among Marketwatch.com, LLC, MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting Inc.*

         Exhibit D: Registration Rights Agreement, dated as of January 13, 1999, among MarketWatch.com, Inc., Data Broadcasting Corporation and CBS Broadcasting Inc.*

         Exhibit E: Revolving Credit Agreement, dated as of January 13, 1999, between Data Broadcasting Corporation and MarketWatch.com, Inc., together with Revolving Promissory Note, dated as of January 13, 1999, issued by MarketWatch.com, Inc. in favor of Data Broadcasting Corporation.*

         Exhibit F: Secured Promissory Note, dated as of May 4, 2000, issued by Data Broadcasting Corporation in favor of Rycade Capital Corporation.

         Exhibit G: Stock Pledge Agreement, dated as of May 4, 2000, between Data Broadcasting Corporation and Rycade Capital Corporation.

-----------------
*Previously Filed